U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No.1 Shui’an South Street

Chaoyang District

Beijing, 100012

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Explanatory Note:

On April 5, 2022, the Company’s Board member and Chairman of the Board of Directors Mr. Yongquan Bi submitted his resignation to the Board of Directors (the “Board”) due to personal reasons. There was no disagreement between the Company and Mr. Bi. The Board accepted the resignation and appointed Mr. Guangqiang Chen to fill the vacancy on April 5, 2022.

Mr. Chen, the Chief Technology Officer since 2003, was a geological engineer for the Fourth Oil Extraction Plant of Huabei Oil Field from 1985 through 1993. From 1993 through 1999, Mr. Chen was a chief engineer for Xinda Company, CNPC Development Bureau. From 1999 through 2003, Mr. Chen served as the general manager of Beijing Adar. From 2011 to March 2013, Mr. Chen was a founder and majority shareholder of Qinghai Hua You Downhole Technology Co., Ltd. (“QHHY”). Mr. Chen received his bachelor’s degree in 1985 from Southwest Petroleum Institute.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Recon Technology, Ltd

Date: April 11, 2022	By:	/s/ Shenping Yin
	Name:	Shenping Yin
	Title:	Chief Executive Officer (Principal Executive Officer)